Mail Stop 4561

September 11, 2007

Timothy M. Doyle
Chief Financial Officer
ITLA Capital Corporation
888 Prospect Street, Suite 110
La Jolla, CA 92037

        Re: ITLA Capital Corporation
                 Form 10-K for Fiscal Year Ended
                 December 31, 2006
                 Response Filed August 16, 2007
                 File No. 001-33199

Dear Mr. Doyle:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

1.   We note your response to the first bullet of comment 1 of our letter dated July 30, 2007, that the lower loss rate of multi-family loans, as compared to other income producing property loans, resulted in your requiring a smaller contribution to the allowance for loan losses (ALL). Based on the presented Guide 3 data in the MD&A, we further note that the ratio of ALL allocated to real estate loans as a percentage of loans outstanding has decreased from 2.16% in 2002 to 1.32% in

2006. Given that multi-family loans are the largest component of your real estate loan portfolio, please tell us and discuss in future filings:

- How you determined the loss rates attributable to this category of loans, including your consideration of known risk factors that are used to adjust historical loss rates;
- How your loss rates compared to your peers during the periods presented in the financial statements;
- Whether there has been a declining trend in the loss rates attributable to this category of loans and if so, the reasons for the decline; and
- How the increase in multi-family loans specifically impacted the decrease in your ratio of ALL allocated to real estate loans as a percentage of loans outstanding.

2. We note your response to the second bullet of comment 1 of our letter dated July 30, 2007, that California multi-family real estate lending has typically represented a higher level of risk than other markets that you lend in. We further note in your MD&A in the past three annual reports that you attribute the decrease in the ratio of ALL to loans outstanding solely to overall geographical diversification and increase in multi-family loan portfolio. Please tell us and discuss in future filings:

- The direction of risk levels in multi-family real estate lending in California during the periods presented in the financial statements, and if increasing, how geographic diversification alone has mitigated all the risk associated with California multi-family real estate lending and resulted in a continuing decline in overall risk associated with multi-family real estate lending; and
- How you determine loss rates and risk levels attributable to multi-family real estate loans in markets outside of California.
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant